
RECEIVED
FEB 2 2 2007



SECUR 07001207 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66722

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Linear Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Hutton Centre Drive, Suite 1000
(No. and Street)

Santa Ana (City) California (State) 92707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Vanderhoof (800) 810-3390 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606, Tarzana, (Address) (City) California (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steve Vanderhoof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Linear Financial Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Notary Public

Steve Vanderhoof
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINEAR FINANCIAL SERVICES, INC.

Table of Contents



FEB 2 2 2007

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax. (818) 401-8818

INDEPENDENT AUDITORS' REPORT

Board of Directors
Linear Financial Services, Inc.
Santa Ana, California

I have audited the accompanying statement of financial condition of Linear Financial Services, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Linear Financial Services, Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2007

LINEAR FINANCIAL SERVICES, INC.

Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 29,203
Deferred tax benefit	18,778
Total assets	47,981

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 6,483
Total liabilities	6,483

STOCKHOLDER'S EQUITY:

Common stock (1,000 shares authorized, 500 shares issued)	
Additional paid in capital	110,000
Retained deficit	(68,502)
Total stockholder's equity	41,498
Total liabilities and stockholder's equity	$ 47,981

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Income
For the year ended December 31, 2006

REVENUES:	
Other income	$ 1,903
Total income	$ 1,903
EXPENSES:	
Dues and subscription	$16,602
Professional fees	22,175
Other operating expenses	7,113
Total expenses	45,890
LOSS BEFORE INCOME TAXES	(43,987)
INCOME TAX PROVISION (Note 2)	
Income tax benefit	9,031
NET LOSS	($34,956)

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2006

	Common Stock	Additional Paid-in-capital	Retained Deficit	Total Equity
Beginning balance January 1, 2006	$0	$50,000	($33,546)	$16,454
Capital contributions		60,000		60,000
Net loss			(34,956)	(34,956)
Ending balance December 31, 2006	$0	$110,000	($68,502)	$41,498

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Statement of Cash Flows
For the year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($34,956)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Income tax benefit	(9,031)
Increase (decrease) in:	
Accounts payable	1,233
Total adjustments	(7,798)
Net cash used in operating activities	(42,754)
CASH FLOWS FROM FINANCING	
Capital contributions	60,000
Net cash provided by financing activities	60,000
Increase in cash	17,246
Cash-beginning of period	11,957
Cash-end of period	$29,203

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Linear Financial Services, Inc. (the "Company") was formed in Delaware and is approved as a securities broker dealer by The Securities and Exchange Commission and The National Association of Securities Dealers.

Steven Vanderhoof owns 100% of the corporation.

The firm engages in sales of mutual funds on an application basis only.

Cash

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

Going Concern:

The firm is a development stage company which received regulatory approval on April 2005. It expects to conduct business in 2007 and break even soon there after. Until then it is dependent upon shareholder contributions to sustain regulatory and operating capital.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2006.

Lease:

The Company rents its facilities and fixed assets on a month-to-month basis from another entity owned by the sole shareholder of the company without a long term commitment.

LINEAR FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2006

Note 2: INCOME TAXES

The Company was formed as a "C" Corporation. The Company has a loss carry forward and is allowed to carry it forward 15 years except for the State of California. The Company's current income tax benefit is:

Federal	$ 13,563
State	5,215
Total	$ 18,778

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2006 the company had a net capital of $22,720 which is $17,720 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($6,483) to net capital was 0.29:1, which is less than the 15:1 ratio of a broker dealer.

LINEAR FINANCIAL SERVICES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2006

	Focus 12/31/06	Audit 12/31/06	Change
Stockholder's equity, December 31, 2006	$ 32,466	$ 41,498	$ 9,032
Subtract - Non allowable assets:			
Other assets	9,747	18,778	(9,031)
Tentative net capital	22,719	22,720	1
Haircuts	0	0	
NET CAPITAL	22,719	22,720	1
Minimum net capital	(5,000)	(5,000)	0
Excess net capital	$ 17,719	$ 17,720	1
Aggregate indebtedness	6,483	6,483	-
Ratio of aggregate indebtedness to net capital	0.29%	0.29%	

Changes are due to accrual of income tax benefit.

The accompanying notes are an integral part of these financial statements

LINEAR FINANCIAL SERVICES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2006

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(1) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax. (818) 401-8818

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Linear Financial Services, Inc.
Santa Ana, California

In planning and performing my audit of the financial statements of Linear Financial Services, Inc. for the year ended December 31, 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Linear Financial Services, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Linear Financial Services, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (1) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2007

END